Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Results Announcement for the year ended December 31, 2015

(Summary of the 2015 Annual Report)

1	Important Notice

1.1 This results announcement is a summary of the 2015 Annual Report. To get a full understanding of the operating results, financial position and future development plan of PetroChina Company Limited (the “Company”), investors should read the full version of the 2015 Annual Report carefully. The full version of the 2015 Annual Report is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 The Board of Directors (the “Board” or “Board of Directors”) of the Company, the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in the annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in the annual report, and jointly and severally accept full responsibility thereof.

1.3 Except that Mr. Yu Baocai has absent from the first meeting of the Board in 2016, all other Directors have attended the first meeting of the Board in 2016.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2015, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen LLP and KPMG Certified Public Accountants, respectively. Both firms have issued unqualified opinions on the financial statements.

1.5 Corporate Information

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (“CNPC”).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

Stock name	PetroChina	PetroChina	PetroChina
Stock code	857	PTR	601857
Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc.	Shanghai Stock Exchange

Contact persons and means of communication	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office
Name	Wu Enlai	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal code	100007
Telephone	86 (10) 5998 6270	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390
Email address	jh_dong@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

1.6 The first meeting of the Board in 2016 recommends a final dividend of RMB0.02486 yuan per share (inclusive of applicable tax) for 2015, which is based on the total share capital of the Company as at December 31, 2015, namely 183,020,977,818 shares. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2015 annual general meeting to be held on May 25, 2016.

2	Key Financial Data and Changes in Shareholders

2.1 Key Financial Data Prepared under IFRS

Unit: RMB million
Items	For the year 2015	For the year 2014	Changes from the preceding year to this year (%)	For the year 2013
Revenue	1,725,428	2,282,962	(24.4)	2,258,124
Profit attributable to owners of the Company	35,517	107,172	(66.9)	129,599
Net cash flows from operating activities	261,312	356,477	(26.7)	288,529
Basic earnings per share (RMB)	0.19	0.59	(66.9)	0.71
Diluted earnings per share (RMB)	0.19	0.59	(66.9)	0.71
Return on net assets (%)	3.0	9.1	(6.1 percentage points )	11.4

Items	As at the end of 2015	As at the end of 2014	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2013
Total assets	2,393,844	2,405,473	(0.5)	2,342,110
Equity attributable to owners of the Company	1,179,716	1,175,894	0.3	1,132,735

2.2 Key Financial Data Prepared under CAS

Unit: RMB million
Items	For the year 2015	For the year 2014	Changes from the preceding year to this year (%)	For the year 2013
Operating income	1,725,428	2,282,962	(24.4)	2,258,124
Operating profit	56,430	153,877	(63.3)	151,711
Net profit attributable to equity holders of the Company	35,653	107,173	(66.7)	129,577
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	18,394	110,076	(83.3)	116,653
Net cash flows from operating activities	261,312	356,477	(26.7)	288,529
Weighted average returns on net assets (%)	3.0	9.3	(6.3 percentage points )	11.4
Total share capital at the end of period (hundred million share)	1,830.21	1,830.21	—	1,830.21
Basic earnings per share (RMB)	0.19	0.59	(66.7)	0.71
Diluted earnings per share (RMB)	0.19	0.59	(66.7)	0.71

Items	As at the end of 2015	As at the end of 2014	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2013
Total assets	2,394,094	2,405,376	(0.5)	2,342,004
Equity attributable to equity holders of the Company	1,179,968	1,176,010	0.3	1,132,850

Items	First Quarter 2015	Second Quarter 2015	Third Quarter 2015	Fourth Quarter 2015
Operating income	410,336	467,288	427,481	420,323
Net profit attributable to equity holders of the Company	6,149	19,255	5,194	5,055
Net profit/(loss) after deducting non-recurring profit/loss items attributable to equity holders of the Company	6,435	19,413	5,462	(12,916)
Net cash flows from operating activities	29,398	81,538	88,405	61,971

2.3 Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2015 was 627,024, including 619,755 holders of A shares and 7,269 registered holders of H shares (including 241 holders of the ADSs). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) are satisfied.

Number of shareholders as at the end of 2015	627,024		Number of shareholders as at the end of one month preceding publication of this announcement (i.e. as at February 29, 2016)			626,690
Shareholdings of the top ten shareholders as at the end of 2015
Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	86.35	158,033,693,528	(1)	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.39	20,848,677,607	(3)	0	0
China Securities Finance Corporation Limited	State-owned legal person	0.552	1,009,752,497		0	0
Central Huijin Asset Management Co., Ltd.	State-owned legal person	0.113	206,109,200		0	0
Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	Other	0.019	35,409,928		0	0
Hong Kong Securities Clearing Company Ltd. (HKSCC)(4)	Overseas legal person	0.009	16,345,059		0	0
China Construction Bank Corporation - Shanghai 180 Index ETF Securities Investment Fund	Other	0.008	13,793,156		0	0
Quanzheng (Shanghai) Investment Management Centre (Limited Partnership)- Quanzheng No.1 Fund	Other	0.007	12,515,328		0	0
National Social Insurance Fund-006 Portfolio	State-owned legal person	0.006	11,564,005		0	0
Guangdong Fengwei Property Management Co., Ltd.	Other	0.006	11,000,000		0	0

Note (1):	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2):	HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.
(3):	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
(4):	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and, acting as a nominee holder, holds the A shares of the Company in Shanghai Stock Exchange purchased by investors through the Hong Kong Stock Exchange.

Statement on connected parties or concert parties among the above-mentioned shareholders:

Except for HKSCC Nominees Limited and Hong Kong Securities Clearing Company Ltd. that are both the wholly-owned subsidiaries of the Hong Kong Exchanges and Clearing Limited, and China Securities Finance Corporation Limited and Central Huijin Asset Management Co., Ltd. that are holders of ordinary shares of Industrial and Commercial Bank of China Limited and China Construction Bank Corporation, the Company is not aware of any connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.4 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2015, so far as the Directors are aware, persons other than a director, supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of shareholding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
	A Shares	158,033,693,528 (L)	Beneficial Owner	97.60	86.35
CNPC	H Shares	291,518,000 (L) (1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
Aberdeen Asset Management Plc and its Associates (together the “Group”), on behalf of Accounts Managed by the Group	H Shares	1,263,935,805 (L)	Investment Manager	5.99	0.69
BlackRock, Inc. (2)	H Shares	1,504,470,008 (L)	Interest of Corporation Controlled by the Substantial Shareholder	7.13	0.82

		318,000 (S)		0.002	0.0002

JPMorgan Chase & Co. (3)	H Shares	1,474,148,831 (L)	Beneficial Owner/ Investment Manager/Trustee(other than Bare Trustee)/ Custodian Corporation/Approved Lending Agent	6.98	0.81

		159,042,904 (S)	Beneficial Owner	0.75	0.09

		985,089,758 (LP)	Custodian Corporation/Approved Lending Agent	4.66	0.54

(L) Long position	(S) Short position	(LP) Lending pool

Note (1):	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
Note (2):	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,504,470,008 H shares (long position) and 318,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.
Note (3):	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 486,113,073 H shares (long position) and 159,042,904 H shares (short position) were held in its capacity as beneficial owner, 2,939,000 H shares (long position) were held in its capacity as investment manager, 7,000 H shares (long position) were held in its capacity as trustee (other than bare trustee), and 985,089,758 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. These 1,474,148,831 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager , trustee (other than bare trustee) and custodian corporation/approved lending agent.

As at December 31, 2015, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.5 Structure Chart on Ownership and Controlling Relationship between the Company and the Ultimate Controller

China National Petroleum Corporation
86.507%(Note)
PetroChina Company Limited

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

3	Directors’ Report

3.1 Management Discussion and Analysis

In 2015, the global economic recovery slowed down, the downward pressure on China’s economy continuously intensified, the overall supply in the oil and gas market was sufficient and the international oil prices kept dropping at a low level. Despite the complicated and severe domestic and international economic environment, the Group adhered to steady development, made overall plans for resources and markets both in the PRC and abroad, focused on developing its principal business of oil and gas operations, made timely adjustments to its production and operation strategies based on market changes, intensified measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, reinforced the base of safety and environmental protection, and implemented a series of innovation and reform measures focused on improvement of quality and profitability. As a result, the production and operation of the Group was stable and under control. In 2015, due to such factors as the nearly 50% fall in crude oil price as compared with last year and consecutive reduction of the domestic refined oil and natural gas prices, the Group achieved a revenue of RMB1,725,428 million, representing a decrease of 24.4% as compared with last year, and the net profit attributable to owners of the Company was RMB35,517 million, representing a decrease of 66.9% as compared with last year.

3.1.1 Market Review

(1) Crude Oil Market

The supply in the international oil market was still ampler in 2015. International oil prices continued to fluctuate at a low level. The annual average spot price of North Sea Brent crude oil was US$52.38 per barrel in 2015, representing a decrease of 47.1% as compared with last year, and its price once dropped to US$36.11 per barrel on December 22, 2015, reaching a record low since the financial crisis in 2008. The annual average spot price of the West Texas Intermediate (“WTI”) crude oil was US$48.70 per barrel, representing a decrease of 47.8% as compared with last year. The spread between WTI and North Sea Brent further narrowed, despite a short reversal at the end of the year due to the ban lifted on crude oil export in USA.

According to the information from the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in 2015 was 213 million tons, representing an increase of 1.8% as compared with last year.

(2) Refined Products Market

The domestic consumption of refined products continued to slow down, among which the demand for gasoline maintained a comparatively rapid growth and the demand for diesel fell increasingly. The domestic refining capacity continued to grow and the output has increased steadily, leading to an excessive supply in the market and a continuous increase in the net exports of refined products.

According to the information from NRDC, domestically processed crude oil amounted to 479 million tons in 2015, representing an increase of 3.5% as compared with last year. Domestic output of refined products was 300 million tons, representing an increase of 4.2% as compared with last year. The apparent consumption of refined products was 276 million tons, representing an increase of 1.2% as compared with last year. Of the foregoing amount, the apparent consumption of gasoline and diesel increased by 7.0% and decreased by 3.7%, respectively, as compared with last year. The domestic gasoline and diesel prices had been adjusted 19 times in 2015. As a result, the reference gasoline price, in aggregate, dropped by RMB670 per ton and the reference diesel price, in aggregate, dropped by RMB715 per ton. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

(3) Chemical Products Market

In 2015, the slow global economic recovery resulted in insufficient motivation for consumption. The excess capacity in the chemical industry was released significantly and the supply still exceeded the demand in the chemical products market. As a result of the substantial drop of crude oil price and the fierce competition in the chemical market, the prices of chemical products kept dropping after a rise in the middle of the year. But overall, such drop was less than the drop of crude oil price, leading to an improvement of the overall results of the chemical industry.

(4) Natural Gas Market

In 2015, the domestic output of natural gas grew steadily, the growth in natural gas imports slowed down and the growth in demand for natural gas similarly slowed down, the supply and demand in the natural gas market were weakly balanced. The marketization reform of domestic natural gas price was accelerated with two price adjustments in April and November 2015, the gas prices of existing and incremental gas volume were unified and the ceiling city gate gas price for non-residential use was reduced significantly. The construction of the Oil and Natural Gas Trading Centre was pushed forward steadily.

According to the information from NRDC, domestic output of natural gas reached 135 billion cubic metres in 2015, representing an increase of 5.6% as compared with last year; natural gas imports amounted to 61.4 billion cubic metres, representing an increase of 6.3% as compared with last year; and the apparent consumption of natural gas was 193.2 billion cubic metres, representing an increase of 5.7% as compared with last year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration

In 2015, the group continued to push forward the Reserves Peak Growth Program and implemented precise exploration for favourable zones and series of strata. Steady progress was made in oil exploration. Five oil reserve zones, each having hundred million tons scale, were discovered and confirmed in Changqing, Xinjiang and other regions. Outstanding results in natural gas exploration were also achieved. Seven gas reserve zones, each having hundred billion cubic metres scale, were discovered and confirmed in the Sichuan Basin, the Erdos Basin and other regions. The Group made new progress in the exploration of tight oil in the Erdos Basin and the Songliao Basin, with proven reserves of shale gas of more than one hundred billion cubic metres.

Domestic Development and Production

In 2015, the Group continued to optimise its capacity deployment and scientifically arranged the scale and pace of development. The Group deepened the refined utilization of the potentials of developed fields and exerted an effective control of natural decline to ensure the overall results of development. With regard to the natural gas business, the Group put emphasis on key gas areas, and organised its production and operation in a scientific manner, maintaining a continuous growth in the output of natural gas. Daqing oilfield continued its efforts to maintain a steady oil and gas equivalent output of 40 million tons or more. Changqing oilfield kept its highly efficient and steady production with an oil and gas equivalent output of 50 million tons or more. The Moxi-Longwangmiao gas field project with a capacity of 11 billion cubic metres in the Sichuan - Chongqing gas area was completed with high quality and efficiency and put into full operation. In 2015, the domestic business achieved a crude oil output of 806.3 million barrels, representing a decrease of 2.1% as compared with last year, a marketable natural gas output of 2,903.6 billion cubic metres, representing an increase of 0.8% as compared with last year, and an oil and natural gas equivalent output of 1,290.4 million barrels, representing a decrease of 1.0% as compared with last year.

Overseas Oil and Gas

In 2015, the Group’s overseas oil and gas cooperation projects operated in a steady and efficient way. The development of the five major oil and gas cooperation areas was further strengthened. In relation to overseas oil and gas exploration, the Group adhered to the principles of overall research, scientific verification, rational organisation and increasing reserves by efficiency rather than scale. The Group focused on secondary development by deepening the geological study of oil fields, intensifying oilfield water injection, refining the management of oil reserves and adjusting output and operation arrangements in a differentiated way. The output of the Aktobe and PK projects in Kazakhstan was adjusted for optimisation and the output of the Rumaila project in Iraq continued to increase. In 2015, oil and gas equivalent output from overseas operations reached 203.5 million barrels, representing an increase of 38.3% as compared with last year, representing 13.6% of the total oil and natural gas equivalent of the Group.

In 2015, the Group’s total crude oil output reached 971.9 million barrels, representing an increase of 2.8% as compared with last year. The marketable natural gas output reached 3,131.0 billion cubic feet, representing an increase of 3.4% as compared with last year. The oil and natural gas equivalent output amounted to 1,493.9 million barrels, representing an increase of 3.0% as compared with last year. As at the end of the current reporting period, the total area to which the Group had the exploration and mining right of oil and natural gas (including coalbed methane) was 358.1 million acres, in which the area under exploration right was 329.8 million acres and the area under mining right was 28.3 million acres. The net number of wells under drilling was 380. The net number of wells drilled during the current reporting period was 8,036.

Summary of Operations of the Exploration and Production Segment

	Unit	2015	2014	Year-on-year change (%)
Crude oil output	Million barrels	971.9	945.5	2.8
of which: domestic	Million barrels	806.3	823.2	(2.1)
overseas	Million barrels	165.6	122,3	35.4
Marketable natural gas output	Billion cubic feet	3,131.0	3,028.8	3.4
of which: domestic	Billion cubic feet	2,903.6	2,879.3	0.8
overseas	Billion cubic feet	227.4	149.5	52.1
Oil and natural gas equivalent output	Million barrels	1,493.9	1,450.4	3.0
of which: domestic	Million barrels	1,290.4	1,303.2	(1.0)
overseas	Million barrels	203.5	147.2	38.3
Proved reserves of crude oil	Million barrels	8,521	10,593	(19.6)
Proved reserves of natural gas	Billion cubic feet	77,525	71,098	9.0
Proved developed reserves of crude oil	Million barrels	6,196	7,254	(14.6)
Proved developed reserves of natural gas	Billion cubic feet	40,406	35,824	12.8

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2015, the Group followed market changes closely, optimised the organisation of production and adjusted product structure, allocated resources and workload according to the principle of giving priority to profitability, and increased the production of those products with merchantability, high-profitability and high added value. In 2015, the Group processed 998.1 million barrels of crude oil, 69.9% of which, namely 697.8 million barrels of crude oil, were produced by the business of exploration and production of the Group, resulting in a good synergistic effect. The Group produced 91.933 million tons of refined products, with major comprehensive energy consumption indexes keeping decreasing and a number of technical and economic indicators remaining favourable. For the sale of chemical products, the Group strengthened the overall synergy, arrangement and optimisation, expanded end marketing channels and achieved stable growth in sales volume of high-profitability products and in high-profitability regions. In 2015, the Group pushed forward its key refining and chemicals projects in an orderly manner. The construction of main facilities of Yunnan Petrochemical was basically completed. The construction of oil product quality upgrade and reform projects was accelerated, with the capacity of supplying the China V standard automobile gasoline and diesel to 11 eastern provinces and municipalities and other key regions.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2015	2014	Year-on-year change (%)
Processed crude oil	Million barrels	998.1	1,010.6	(1.2)
Gasoline, kerosene and diesel output	’000 ton	91,933	92,671	(0.8)
of which: Gasoline	’000 ton	32,258	30,688	5.1
Kerosene	’000 ton	5,493	4,356	26.1
Diesel	’000 ton	54,182	57,627	(6.0)
Crude oil processing load	%	84.2	86.1	(1.9 percentage point )
Light products yield	%	79.1	78.6	0.5 percentage point
Refining yield	%	93.8	93.8	—
Ethylene	’000 ton	5,032	4,976	1.1
Synthetic Resin	’000 ton	8,215	7,951	3.3
Synthetic fibre materials and polymers	’000 ton	1,348	1,293	4.3
Synthetic rubber	’000 ton	713	745	(4.3)
Urea	’000 ton	2,566	2,663	(3.6)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2015, the Group took active steps to cope with unfavourable conditions such as the slowdown in the growth rate of refined oil market demand and downturn of market price, including making scientific allocation of oil products resources, optimising marketing structure and inventory control, strengthening the marketing of products with high profitability and efficiency, emphasising on creating profits through retail business, improving the management of “stations with low efficiency and low sales”, continuously enhancing the marketing capacity per service station, and constructing golden terminals. The Group strengthened the integrated marketing of refined products, fuel cards, non-oil business and lubricants to improve customer experience, and actively explored new models such as “Internet + Marketing”, which has continuously improved the quality and standard of marketing. The marketing network was further expanded with 292 new service stations. The total number of service stations operated by the Group has reached 20,714.

International Trading Operations

The Group’s international trading operations continued to develop rapidly in 2015 by coordinating and optimising export and import resources and taking proactive actions to develop high-end and high-profit markets, which further enhanced the international trade scale and operation quality. The Group has made significant achievements in innovation, profit creation and market development.

Summary of Operations of the Marketing Segment

	Unit	2015	2014	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 ton	160,097	160,878	(0.5)
of which: Gasoline	’000 ton	60,651	59,821	1.4
Kerosene	’000 ton	14,683	14,016	4.8
Diesel	’000 ton	84,763	87,041	(2.6)
Market share in domestic retail market	%	39.0	39.6	(0.6 percentage point )
Number of service stations	Units	20,714	20,422	1.4
of which: owned service stations	Units	19,982	19,806	0.9
Sales volume per service station	Ton/day	10.55	10.78	(2.1)

(4) Natural Gas and Pipeline

In 2015, the Group organised allocation and transportation of oil and gas in a scientific manner, optimised the operation and management of oil and gas network pipelines, and enhanced the operating efficiency of pipelines. With respect to marketing of natural gas, the Group proactively responded to the relaxed demand and supply in the market, coordinated various resources including domestically produced gas, imported gas and liquefied natural gas, maintained the balance of business chain, strengthened the management of the demand side, continued to develop the key high-profitability markets, and continuously improved the quality and profitability of sales. The construction of key oil and gas pipelines progressed in an orderly manner. The Tieling-Jinxi Crude Oil Pipeline, the Mohe-Daqing Increasing capacity Project and other projects were successfully put into operation. The construction of East of Third West-East Gas Pipeline, Jinzhou-Zhengzhou Refined Oil Pipeline and other projects were pushed forward steadily.

As at the end of 2015, the Group’s domestic oil and gas pipelines measured a total length of 77,612 km, consisting of 48,629 km of natural gas pipelines, 18,892 km of crude oil pipelines and 10,091 km of refined product pipelines.

3.1.3 Review of Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the Annual Report and other sections thereof. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2015, the Group achieved a revenue of RMB1,725,428 million, representing a decrease of 24.4% as compared with last year. Profit attributable to owners of the Company was RMB35,517 million, representing a decrease of 66.9% as compared with last year. Basic earnings per share were RMB0.19, representing a decrease of RMB0.40 as compared with last year.

Revenue Revenue decreased by 24.4% from RMB2,282,962 million for 2014 to RMB1,725,428 million for 2015. This was primarily due to the combined effects of the decreasing selling prices of crude oil and refined oil, and the changes in the sales volume of crude oil, natural gas, refined oil and other major products. The table below sets out external sales volume and average realised prices for major products sold by the Group and their respective percentage of change in 2015 and 2014, respectively:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2015	2014	Percentage of Change (%)	2015	2014	Percentage of Change (%)
Crude oil*	101,620	91,772	10.7	2,134	3,939	(45.8)
Natural gas (hundred million cubic metre, RMB/‘000 cubic metre)	1,581.10	1,252.78	26.2	1,371	1,366	0.4
Gasoline	60,651	59,821	1.4	5,972	7,354	(18.8)
Diesel	84,763	87,041	(2.6)	4,503	6,437	(30.0)
Kerosene	14,683	14,016	4.8	3,334	5,651	(41.0)
Heavy oil	15,635	14,003	11.7	2,439	4,316	(43.5)
Polyethylene	4,270	4,159	2.7	8,202	9,724	(15.7)
Lubricant	1,150	1,498	(23.2)	8,234	9,202	(10.5)

*	The sales volume of crude oil listed in the table above represents all external sales volume of crude oil of the Group.

Operating Expenses Operating expenses decreased by 22.1% from RMB2,113,129 million for 2014 to RMB1,646,176 million for 2015, of which:

Purchases, Services and Other Purchases, services and other decreased by 28.9% from RMB1,486,225 million for 2014 to RMB1,056,795 million for 2015. This was primarily due to the fact that (1) the Group’s expense for purchasing oil products was reduced as a result of the oil price drop, (2) the Group’s expense for imported gas was reduced because the quantity and price of imported LNG were both reduced, and (3) the optimisation of production and operation resulted in reduction of certain purchase costs.

Employee Compensation Costs Employee compensation costs (including salaries, such additional costs as different types of insurances, housing funds and training fees) were RMB118,082 million for 2015, representing a decrease of 2.3% from RMB120,822 million for 2014, primarily due to the fact that the Group kept improving its efficiency-based remuneration system, exerted a strict control of the total number of employees and strengthened its control of labour costs.

Exploration Expenses Exploration expenses amounted to RMB18,380 million for 2015, representing a decrease of 16.7% from RMB22,064 million for 2014. This was primarily due to the fact that the Group optimised its exploration deployment, reduced exploration costs and appropriately reduced exploration workload.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 14.3% from RMB177,463 million for 2014 to RMB202,875 million for 2015, mainly due to the assets impairment provision of RMB25,022 million accruing in accordance with the accounting standards, increased by 2.3% calculated with the same calibre as compared with last year. The Group strictly controlled capital investment and devoted major efforts to optimise its assets structure, thus effectively controlling substantial increase in depreciation, depletion and amortization.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 2.9% from RMB73,413 million for 2014 to RMB71,270 million for 2015. This was primarily due to the fact that the Group proactively implemented measures for broadening sources of income, reducing expenditure, cutting costs and enhancing efficiency to strengthen control over costs and expenses.

Taxes other than Income Taxes Taxes other than income taxes decreased by 13.5% from RMB237,997 million for 2014 to RMB205,884 million for 2015. As a result of the drop in the price of crude oil and the raise of the threshold for the special oil gain levy, no special oil gain levy occurred to the Group in 2015 while the Group paid such levy in an amount of RMB64,376 million in 2014. The resource tax decreased by RMB7,721 million from RMB26,305 million for 2014 to RMB18,584 million for 2015. As a result of the adjustment to the refined products consumption tax policy, the Group’s consumption tax increased by RMB45,061 million from RMB104,262 million for 2014 to RMB149,323 million for 2015.

Other Income, net Other income, net, for 2015 was RMB27,110 million, representing an increase by RMB22,255 million from RMB4,855 million for 2014. This was primarily because in 2015 the Group recognised an investment gain of RMB22,807 million derived from the integration of certain pipeline assets.

Profit from Operations The profit from operations for 2015 was RMB79,252 million, representing a decrease of 53.3% from RMB169,833 million for 2014.

Net Exchange Loss Net exchange loss for 2015 was RMB632 million, representing a decrease of 72.7% as compared with RMB2,313 million for 2014. This was primarily due to the appreciation of the US dollar.

Net Interest Expenses Net interest expenses increased by 2.7% from RMB21,723 million for 2014 to RMB22,309 million for 2015, primarily due to slight increase in the average balance of interest-bearing debts to finance production, operation, and capital expenditures.

Profit Before Income Tax Expense Profit before income tax expense decreased by 63.1% from RMB156,759 million for 2014 to RMB57,815 million for 2015.

Income Tax Expense Income tax expense decreased by 58.3% from RMB37,731 million for 2014 to RMB15,726 million for 2015, which was primarily due to the decrease in taxable income.

Profit for the Year Profit for the year decreased by 64.6% from RMB119,028 million for 2014 to RMB 42,089 million for 2015.

Profit Attributable to Non-controlling Interests Net profit attributable to non-controlling interests decreased by 44.6% from RMB11,856 million for 2014 to RMB6,572 million for 2015, which was primarily due to the decrease in the profits of certain overseas subsidiaries of the Group as a result of the crude oil price drop.

Profit Attributable to Owners of the Company The net profit attributable to owners of the Company decreased by 66.9% from RMB107,172 million for 2014 to RMB35,517 million for 2015.

(2) Segment Results

Exploration and Production

Revenue The realised revenue of the Exploration and Production segment for 2015 was RMB 475,412 million, representing a decrease of 38.9% from RMB 777,574 million for 2014, which was primarily due to the combined effect of the drop in the crude oil and condensate oil price and the increase in the sales volume of crude oil. The average realised crude oil price of the Group in 2015 was US$48.35 per barrel, representing a decrease of 49.0% from US$94.83 per barrel in 2014.

Operating Expenses Operating expenses of the Exploration and Production segment decreased by 25.3% from RMB590,677 million for 2014 to RMB441,451 million for 2015, which was primarily due to the combined effect of the decrease in the crude oil special gain levy, resource tax and other relevant taxes and levies during the current period and the provisions for impairment of oil and gas assets.

The Group enhanced its control over costs and expenses continuously. The oil and gas lifting cost of the Group for 2015 was US$12.98 per barrel, representing a decrease of 5.7% from US$13.76 per barrel for 2014.

Profit from Operations In 2015, the Exploration and Production segment adhered to the low-cost strategy, optimised the production and continued to save energy and tap the potential synergies through innovation and refined management, but as affected by the adverse effect of the substantial drop in the crude oil price, realised profit from operations of the Exploration and Production segment was RMB33,961 million, representing a decrease of 81.8% from RMB186,897 million for 2014.

Refining and Chemicals

Revenue Revenue of the Refining and Chemicals segment decreased by 24.1% from RMB846,082 million for 2014 to RMB642,428 million for 2015, primarily due to the combined effect of the fall in refined and chemicals products price and optimisation of the allocation of resources and structure of products as well as the increase in the sales volume of primary products in the Refining and Chemicals segment.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 26.7% from RMB869,642 million for 2014 to RMB637,545 million for 2015, primarily due to the combined effect of the decrease in the expenses associated with the purchase of crude oil and feedstock oil from external suppliers and the increase in consumption tax.

In 2015, in respect of the Refining and Chemicals segment, both quality and efficiency were increased under the cost pressure of the upgrading of oil quality. The cash processing cost of refineries of the Group was RMB177.80 per ton, representing a decrease of RMB0.05 per ton from RMB177.85 per ton over the same period last year.

Profit from Operations In 2015, the Refining and Chemicals segment attached importance to the principle of market orientation and profit, adjusted its production and operation arrangements in a timely manner, deepened benchmarking and compliance, and enhanced cost controls, becoming overall profitable for the first time since 2011. In 2015, the Refining and Chemicals segment realised profit from operation of RMB4,883 million, as compared with the operating loss of RMB23,560 million for 2014, representing an increase of RMB28,443 million in profit. Among this, the refining operations recorded operating profit of RMB4,690 million, as compared with the operating loss of RMB7,155 million for 2014 and representing an increase of RMB11,845 million in profit due to optimisation of operation and increase of gross profit; facing the downward trend of the chemical market demands, the Group kept optimising the structure of products and controlled its costs of chemicals business, and realised profit from operation of RMB193 million, representing an increase of RMB16,598 million in profit, compared with the operating loss of RMB16,405 million for 2014.

Marketing

Revenue Revenue of the Marketing segment decreased by 28.6% from RMB1,938,501 million for 2014 to RMB1,383,426 million for 2015, primarily due to continuous downward adjustments in the refined oil price and a decrease in the sales volume of diesel.

Operating Expenses Operating expenses of the Marketing segment decreased by 28.4% from RMB1,933,080 million for 2014 to RMB1,383,926 million for 2015, primarily due to a decrease in the expenses arising from the purchase of refined oil from external suppliers.

Profit from Operations In 2015, the Marketing segment aimed to maximise the total value of the Company, optimised connection between production and sales and inventory management, intensified cost and expense control and increased the profit from non-oil businesses. However, due to factors including a reduced speed of growth of the domestic economy and mild demand from the market, the Marketing segment recorded an operating loss of RMB500 million for 2015 as compared with the profit of RMB 5,421 million for 2014, representing a decrease of RMB5,921 million.

Natural Gas and Pipeline

Revenue Revenue of the Natural Gas and Pipeline segment amounted to RMB281,778 million for 2015, which was generally the same as that of RMB284,262 million for 2014, primarily due to the combined effect of the increases in the sales volume of natural gas and the decrease in the sales income of city gas and liquefied petroleum gas (“LPG”).

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB230,547 million for 2015, representing a decrease of 15.0% as compared to RMB271,136 million for 2014, primarily due to the decrease in the expense of imported natural gas.

Profit from Operations In 2015, the Natural Gas and Pipeline segment strengthened developing high-profitability market, continued to improve the marketing ability and profitability, realised an increase in both volume and profitability of sales of natural gas, and achieved a profit from operations of RMB51,231 million for 2015, representing an increase of RMB38,105 million as compared to RMB13,126 million for 2014. Excluding the effect brought about by the investment income of RMB22,807 million generated from the integration of certain pipeline assets in 2015, the profit from operations increased by RMB15,298 million as compared with last year. In 2015, the Natural Gas and Pipeline segment recorded a net loss of RMB16,299 million from sales of imported gas, representing a decrease of loss of RMB18,721 million as compared with last year and consisting of a loss of RMB6,216 million from the sales of 30.552 billion cubic metres of natural gas imported from Central Asia, a loss of RMB8,519 million from the sales of 5.702 billion cubic metres of imported LNG, and a loss from RMB4,073 million for the sales of 4.623 billion cubic metres of natural gas imported from Myanmar.

In 2015, the Group’s international operations(note) realised a revenue of RMB540,239 million, representing 31.3% of the Group’s total revenue. Loss before income tax expense amounted to RMB8,349 million, primarily due to the provision for impairment of oil and gas assets of certain overseas subsidiaries incurred in 2015.

Note: The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2015	As at December 31, 2014	Percentage of Change
	RMB million	RMB million	%
Total assets	2,393,844	2,405,473	(0.5)
Current assets	349,344	391,308	(10.7)
Non-current assets	2,044,500	2,014,165	1.5
Total liabilities	1,049,810	1,087,692	(3.5)
Current liabilities	471,407	579,829	(18.7)
Non-current liabilities	578,403	507,863	13.9
Equity attributable to owners of the Company	1,179,716	1,175,894	0.3
Share capital	183,021	183,021	—
Reserves	284,940	285,570	(0.2)
Retained earnings	711,755	707,303	0.6
Total equity	1,344,034	1,317,781	2.0

Total assets amounted to RMB2,393,844 million, representing a decrease of 0.5% from that as at the end of 2014, of which:

Current assets amounted to RMB349,344 million, representing a decrease of 10.7% from that as at the end of 2014, primarily due to the decrease in inventories.

Non-current assets amounted to RMB2,044,500 million, representing an increase of 1.5% from that as at the end of 2014, primarily due to the combined effect of increase in properties, plants and equipment, intangible assets and other non-current assets, as well as the decrease in investments in associates and joint ventures.

Total liabilities amounted to RMB1,049,810 million, representing a decrease of 3.5% from that as at the end of 2014, of which:

Current liabilities amounted to RMB471,407 million, representing a decrease of 18.7% from that as at the end of 2014, primarily due to the decrease in short-term borrowings.

Non-current liabilities amounted to RMB578,403 million, representing an increase of 13.9% from that as at the end of 2014, primarily due to the increase in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,179,716 million, representing an increase of 0.3% from that as at the end of 2014, primarily due to the increase in undistributed profits.

(4) Cash Flows

As at December 31, 2015, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2015 and 2014 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2015	2014
	RMB million	RMB million
Net cash flows from operating activities	261,312	356,477
Net cash flows used for investing activities	(215,879)	(290,838)
Net cash flows used for financing activities	(45,439)	(44,312)
Translation of foreign currency	(999)	1,044
Cash and cash equivalents at end of the year	72,773	73,778

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for 2015 amounted to RMB261,312 million, representing a decrease of 26.7% from RMB356,477 million in 2014. This was mainly due to the combined effect of profit decrease and change of working capital during the report period. As at December 31, 2015, the Group had cash and cash equivalents of RMB72,773 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 52.9% were denominated in Renminbi, approximately 43.3% were denominated in US Dollars, approximately 2.2% were denominated in HK Dollars and approximately 1.6% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

Net cash flows of the Group used for investing activities in 2015 amounted to RMB215,879 million, representing a decrease of 25.8% from RMB290,838 million in 2014. The decrease was primarily due to the combined effect of the adjustment by the Group of investment plans based on the oil price trend and market change, decrease in capital expenditures during the current report period and payment of considerations for integration of certain pipelines assets.

Net Cash Flows Used for Financing Activities

Net cash flows used by the Group for financing activities in 2015 was RMB45,439 million, representing an increase of 2.5% from RMB44,312 million in 2014. This was primarily due to the combined effect of the efforts of the Group in optimising funding arrangement, effectively supporting production and operation, strengthening the management of its interest-bearing borrowings, overall arrangement and optimisation of its debt structure, and reducing the cost rate of financing resulted in the increase in long-term borrowings and the decrease in short-term borrowings during the current reporting period.

The net liabilities of the Group as at December 31, 2015 and December 31, 2014, respectively, were as follows:

	As at December 31, 2015	As at December 31, 2014
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	106,226	169,128
Long-term borrowings	434,475	370,301

Total borrowings	540,701	539,429

Less: Cash and cash equivalents	72,773	73,778

Net borrowings	467,928	465,651

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2015	As at December 31, 2014
	RMB million	RMB million
Within 1 year	125,377	189,435
Between 1 and 2 years	114,772	76,999
Between 2 and 5 years	267,560	222,379
After 5 years	107,439	128,580

	615,148	617,393

Of the total borrowings of the Group as at December 31, 2015, approximately 66.3% were fixed-rate loans and approximately 33.7% were floating-rate loans. Of the borrowings as at December 31, 2015, approximately 76.4% were denominated in Renminbi, approximately 22.2% were denominated in US Dollars, and approximately 1.4% were denominated in other currencies.

As at December 31, 2015, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 28.7% (29.0% as at December 31, 2014).

(5) Capital Expenditures

In 2015, with respect to capital expenditures, the Group focused on the principles of quality and profitability, continued to optimise the capital expenditure structure, put more emphasis on the up-stream business while controlling the overall scale of capital expenditures reasonably at the same time and continued to enhance the sustainable development ability. In 2015, the capital expenditures of the Group amounted to RMB202,238 million, representing a decrease of 30.7% from RMB291,729 million in 2014. The table below sets out the capital expenditures of the Group for 2015 and 2014 and the estimated capital expenditures for 2016 for each of the business segments.

	2015		2014		Estimates for 2016
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	157,822	78.04	221,479	75.92	142,900	74.43
Refining and Chemicals	15,725	7.78	30,965	10.61	18,700	9.74
Marketing	7,061	3.49	5,616	1.93	10,200	5.31
Natural Gas and Pipeline	20,360	10.07	32,919	11.28	19,100	9.95
Head Office and Other	1,270	0.62	750	0.26	1,100	0.57

Total	202,238	100.00	291,729	100.00	192,000	100.00

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2015 and 2014, and the estimates for the same for 2016 would be RMB166,594 million, RMB231,480 million and RMB151,600 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment for 2015 amounted to RMB 157,822 million, which were primarily used for domestic oil and gas exploration projects in oil and gas fields located in Changqing, Daqing, the Southwest, Tarim, Liaohe and other oil and gas fields, the construction of oil and gas production capacity projects in the oil and gas fields, and large-scale oil and gas development projects located in the five major overseas cooperative regions.

It is anticipated that capital expenditures for the Exploration and Production segment for 2016 will amount to RMB142,900 million. The Group will put more efforts in the work relating to key bases for domestic exploration such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin, etc. For domestic development activities, the Group will focus on a stable output of crude oil and growth in the output of natural gas by developing oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest as well as unconventional resources such as coalbed methane and shale gas. Overseas operations will continue to focus on the oil and gas exploration and development of existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure the effective growth of scale.

Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2015 amounted to RMB15,725 million, which were primarily used in the construction of large-scale refining and chemical projects, such as Yunnan Petrochemical, and the construction of oil product quality upgrade projects.

It is anticipated that capital expenditures for the Refining and Chemicals segment for 2016 will amount to RMB18,700 million, which are expected to be used primarily for the construction of large-scale refining and chemical projects, such as the 10 million tons crude oil per year refinery project of Yunnan Petrochemical and the Russian oil processing, optimising, enhancing and transforming project of Liaoyang Petrochemical, and the construction of oil product quality upgrade projects.

Marketing

Capital expenditures for the Group’s Marketing segment for 2015 amounted to RMB7,061 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

It is anticipated that capital expenditures for the Marketing segment for 2016 will amount to RMB10,200 million, which are expected to be used primarily for the construction and expansion of sales networks for domestic high-profitability markets and the construction of overseas oil and gas operating hubs.

Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2015 amounted to RMB20,360 million, which were mainly used for construction projects including Third West-East Gas Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline.

It is anticipated that capital expenditures for the Natural Gas and Pipeline segment for 2016 will amount to RMB19,100 million, which are expected to be used primarily for the construction of key oil and gas transmission projects such as the Fourth Shanxi-Beijing Gas Pipeline, the East section of Sino-Russia Natural Gas Pipeline, and the second Sino-Russia Crude Oil Pipeline , as well as the construction of natural gas branches and sales terminals.

Head Office and Other

Capital expenditures for the Head Office and Other segment for 2015 were RMB1,270 million, which were primarily used for research activities and development of the IT system.

It is anticipated that capital expenditures for the Head Office and Other segment of the Group for 2016 will amount to RMB1,100 million, which are expected to be used primarily for research activities and development of the IT system.

3.1.4 Business Prospects

In 2016, the recovery of global economy is expected to be weak. With generally ease global oil supply and demand, the international oil price maintains volatility at low levels. China’s economy is expected to keep growing in a moderately stable way, the consumption demand for oil and gas in China maintains a growth momentum as a whole, and the growth drive generate from the accelerated major strategies, such as the “One Belt One Road” initiative and reforms in energy pricing and the oil and gas systems, will benefit the long-term business development of the Group. The Group will adhere to its steady development guidelines, fully implement its four major strategies, namely, resources, markets, internationalisation and innovation, place an emphasis on the development of its oil and gas business, continue to optimise its business layout and asset structure, improve its capability of market interaction along the whole industry chain including production, transportation, sales, storage and trade, and actively broaden its source of income, reduce expenditure, cut costs and improve efficiency in an effort to maintain a steady and positive improvement of its production and operation and continuously improve its market competitiveness.

In respect of exploration and production, the Group will continue to prioritise its strategy of resources and keep improving its oil and gas exploration and development level. With regards to exploration, the Group will attach equal importance to gas and oil, focus on the major basins and key series and strata, make efforts to increase the exploration investment efficiency, and strive to achieve economically recoverable reserves. The Group will organise its oil and gas production in a scientific manner, further optimise the development plan and output structure, strengthen precise oil reserves description and normalised fine water injection, and endeavor to obtain economically recoverable reserves. The Group will steadily advance the unconventional oil and gas business and continue to keep stable output and profit. In 2016, the Group expects its crude oil output to be 924.7 million barrels and gas output to be 3,172.0 billion cubic feet, totally equivalent to 1,453.6 million barrels.

In respect of refining and chemicals, the Group will take account of profit, market and resource situation, adhere to optimised structure, advanced technology, high quality and low-cost development, optimise its geographical layout and resource allocation, increase the output of high-profitability and high-value-added products, speed up the research and development of new products and new materials and market cultivation, and organise production in a safe, stable and flexible manner. The Group will push forward the construction of key projects in a well-paced and orderly way, improve the construction of oil product quality upgrade projects, and continuously improve its sustainable development ability and profitability. In 2016, the Group expects its crude oil processing quantity to be 1,008.6 million barrels.

In respect of marketing, the Group will pay close attention to the emerging features of the market, strengthen the connection between production and sales, and formulate flexible marketing strategies. The Group will accelerate the construction of its marketing network in a multi-channel and diversified manner, emphasising high-profitability and high-end markets, actively explore joint venture, cooperation, franchising and other relevant modes, build golden terminals, and continuously enhance its profitability and market competitiveness. The Group will push forward the integrated marketing of refined oil, fuel cards, non-oil business and lubricating oil, promote the deep integration of Internet technology and traditional retail business, innovate the mode of marketing, develop business extension, and cultivate new profit growth points .

In respect of natural gas and pipeline, the Group will carry out overall management over the production, import, storage, transportation and marketing links, keep improving the operating efficiency and overall results of the industry chain, strengthen supply-side management, reinforce the connection between resources and market, intensify demand-side study, exert efforts to develop high-end and high-profitability markets, and strive to expand sales and improve profits. The Group will continue to push forward the construction of key pipelines, start the continuous construction and new construction of gas branches, optimise the operation of storage and transportation facilities and continuously enhance its capabilities of pipeline transportation and emergency peak shaving.

In respect of international operations, the Group will further expand international cooperation in the field of oil and gas, consolidate and develop the five major oil and gas cooperation areas, the four major strategic oil and gas channels and the three major gas and oil operation hubs, and continue to optimise the layout of the existing projects and assets. The Group will emphasize the exploration and development of key projects and high-profitability projects, and endeavour to increase reserve, output and profit. The Group will leverage on the synergy and cooperation between international trading and production, optimise resource channels and trading pace, enhance its capacity of allocation of resources and international operation level, and push forward the globalization of the Group’s gas and oil product markets.

3.2 Other Financial Data

(1) Financial Data Prepared under CAS

	As at December 31, 2015	As at December 31, 2014	Percentage of Change
	RMB million	RMB million	%
Total assets	2,394,094	2,405,376	(0.5)
Current assets	349,344	391,308	(10.7)
Non-current assets	2,044,750	2,014,068	1.5
Total liabilities	1,049,806	1,087,616	(3.5)
Current liabilities	471,407	579,829	(18.7)
Non-current liabilities	578,399	507,787	13.9
Equity attributable to equity holders of the Company	1,179,968	1,176,010	0.3
Total equity	1,344,288	1,317,760	2.0

For reasons for changes, please read Section (3) in 3.1.3.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2015	Cost of principal operations for the year 2015	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	462,631	346,120	19.6	(39.2)	(19.0)	(10.4)
Refining and Chemicals	635,669	417,590	7.4	(24.3)	(40.5)	5.3
Marketing	1,369,225	1,314,525	3.8	(28.9)	(29.5)	0.7
Natural Gas and Pipeline	276,896	241,842	12.3	(1.1)	(9.1)	7.6
Head Office and Other	346	157	—	(23.5)	(25.2)	—
Inter-segment elimination	(1,060,123)	(1,060,087)	—	—	—	—
Total	1,684,644	1,260,147	13.3	(24.8)	(25.7)	(0.9)

*	Margin = Profit from principal operations / Income from principal operations

(3) Principal subsidiaries and associates under CAS

Name of company	Registered capital		Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets	Net profit
	RMB million		%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited(1)		47,500	100.00	282,647	60,572	222,075	7,986
CNPC Exploration and Development Company Limited		16,100	50.00	148,435	43,965	104,470	3,332
PetroChina Hong Kong Limited	HK$	7,592 million	100.00	90,836	27,581	63,255	2,883
PetroChina International Investment Company Limited		31,314	100.00	104,583	112,685	(8,102)	(10,534)
PetroChina International Co., Ltd.		14,000	100.00	121,254	81,675	39,579	1,717
PetroChina Pipelines Co., Ltd.(2)		50	72.26	279,536	84,789	194,747	1,015
Dalian West Pacific Petrochemical Co., Ltd.	US$	258 million	28.44	8,394	15,248	(6,854)	(984)
China Marine Bunker (PetroChina) Co., Ltd.		1,000	50.00	6,729	4,090	2,639	93
China Petroleum Finance Co., Ltd.		5,441	49.00	640,053	596,483	43,570	5,839
Arrow Energy Holdings Pty Ltd.		AUD2	50.00	35,499	24,960	10,539	(10,753)
CNPC Captive Insurance Co., Ltd.		5,000	49.00	10,367	4,907	5,460	286

Notes:	(1) Operating income and operating profit of Daqing Oilfield Company Limited for 2015 was RMB96,453 million and RMB11,274 million respectively.

(2)  In November 2015, the Company invested and established PetroChina Pipelines Co., Ltd. and integrated the Company’s pipeline subsidiaries through this company, with a view to straightening out the equity relationships among the Company’s pipeline subsidiaries, establishing a unified pipeline assets management, operation, investment and financing platform, saving operation cost and further improving management efficiency and the overall value of pipeline assets.

3.3 Distribution Plan for the Final Dividend for 2015

The Board recommends a final dividend of RMB0.02486 per share (inclusive of applicable tax) for 2015, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2015 after deducting the interim dividend for 2015 paid respectively on September 18, 2015 (in respect of A shares) and on October 27, 2015 (in respect of H shares). The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 25, 2016. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 7, 2016. The register of members of H shares will be closed from June 2, 2016 to June 7, 2016 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on June 1, 2016. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 7, 2016 are eligible for the final dividend. The final dividend of A shares and H shares for 2015 will be paid on or about June 8, 2016 and July 14, 2016, respectively.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 25, 2016. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link ( ) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China ( ) and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will be registered on the Company’s H share register of members on June 7, 2016.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) ( ). For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 7, 2016 and will accordingly withhold and pay the individual income tax. If the country of domicile of an Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., June 1, 2016 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholder based on the recorded Registered Address on June 7, 2016.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Circular on the Tax Policies concerning the Pilot Program of the Shanghai and Hong Kong Stock Market Trading Interconnection Mechanism ( ), which became effective on November 17, 2014, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the investors under the Northbound Trading Link and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4	Significant Events

4.1 Equity Investment and Acquisition of Assets

On December 24, 2015, through entering into a series of agreements between its subsidiary, PetroChina Pipelines Co., Ltd. (hereinafter referred to as “PetroChina Pipelines”) as the acquirer, and the Company, and the other existing shareholders (except for the Company) (hereinafter referred to as “the other transferors”) of PetroChina United Pipelines Co., Ltd . (hereinafter referred to as “United Pipelines”), PetroChina Northwest United Pipelines Co., Ltd. (hereinafter referred to as “Northwest United”), PetroChina Pipelines acquired the entire equity interests of PetroChina Eastern Pipelines Co., Ltd. (hereinafter referred to as “Eastern Pipelines”), United Pipelines and Northwest United held by the Company and the other transferors respectively, and the Company and the other transferors would receive consideration in form of the equity interests of PetroChina Pipelines or in cash. Pursuant to the relevant equity acquisition agreement, 100% equity interests in Eastern Pipelines, 50% equity interests in United Pipelines and 52% equity interests in Northwest United held by the Company, accounted for 72.26% equity interests in PetroChina Pipelines. The other transferors jointly held 27.74% equity interests in PetroChina Pipelines by virtue of their respective equity interests in United Pipelines and Northwest United. Following the completion of this transaction, the registered capital of PetroChina Pipelines shall be increased from RMB50 million to RMB80 billion. PetroChina Pipelines acquired 13.19% equity interest held by Taikang Assets Management Co., Ltd. in United Pipelines, and 1.67% equity interest and 9.6% equity interest held by League of Nations Energy Industrial Investment Fund (Limited Liability Partnership) in United Pipelines and Northwest United, respectively, in cash consideration. The corresponding valuation results of the aforementioned equity interests are RMB16,351 million, RMB2,065 million and RMB6,627 million. Upon completion of the above transaction, PetroChina Pipelines shall hold 100% equity interests in Eastern Pipelines, United Pipelines and Northwest United, respectively.

Details of this transaction were announced by the Company on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on December 24, 2015, respectively.

The above-mentioned transaction did not affect the continuity of business or the stability of management of the Group. They are conducive to the sustainable and healthy development of the natural gas pipeline business of the Group and will continuously benefit the future financial conditions and operating results of the Group.

4.2 Increase of the Threshold of the Crude Oil Special Gain Levy

On December 25, 2014, the Ministry of Finance issued the Notice on the Increase of the Threshold of the Crude Oil Special Gain Levy ( ) (Cai Shui [2014] No. 115) which prescribed that the threshold of the crude oil special gain levy will be increased to US$65 per barrel, which has 5 levels and is still calculated and charged according to the progressive and valorem rate on the excess amounts from January 1, 2015.

The above-mentioned event did not affect the continuity of business or the stability of management of the Group. It is conducive to the sustainable and healthy development of the exploration and production business of the Group and will continuously benefit the future financial conditions and operating results of the Group.

4.3 The Reform of the Policy of Price of Natural Gas

On February 26, 2015, the NDRC issued the Notice about Adjusting the Price of Natural Gas Consumed by Non-residential Users (Fa Gai Jia Ge [2015] No. 351) ( ) which prescribed the price of domestic natural gas of existing and incremental gas volume were officially unified, commencing from April 1, 2015. In consideration of the price movement of alternative energy such as fuel oil and LPG in the second half of 2014 and the current pricing mechanism of natural gas, the ceiling city gate gas price for incremental volume will decrease by RMB 440/Kilostere and the ceiling city gate gas price for existing volume will increase by RMB 40/Kilostere.

On November 18, 2015, the NDRC issued the Notice on Reducing the Price of Natural Gas for Non-resident Use and Further Promoting the Reform of Prices Marketization (Fa Gai Jia Ge [2015] No. 2688) ( ) which prescribed that commencing from November 20, 2015, the city gate price ceiling for non-residential users would be decreased by RMB700/Kilostere and the current preferential policy for natural gas used by fertilizer makers would continue and the price level would remain unchanged. In order to improve the marketization of the nature gas price, by setting the decreased city gate price ceiling for non-residential users as a benchmark city gate price, the supply side and demand side may determine the specific city gate price within the range of an upward adjustment of 20% (which is allowed starting from November 20, 2016) and an unlimited downward adjustment upon negotiation and based on the benchmark city gate price.

This above-mentioned events did not affect the continuity of business or the stability of management of the Group. They are conducive to the sustainable and healthy development of the natural gas business of the Group and will continuously benefit the future financial conditions and operating results of the Group.

4.4 The Promulgation of the Policies Concerning Raising the Refined Oil Consumption Tax

On January 12, 2015, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Further Raising the Refined Oil Consumption Tax (Cai Shui [2015] No. 11) ( ) , the unit amount of the consumption tax on gasoline, naphtha, solvent oil and lubricating oil and that on diesel, jet fuel and fuel oil will be raised from RMB 1.4 per litre to RMB 1.52 per litre and from RMB 1.1 per litre to RMB 1.2 per litre respectively commencing from January 13, 2015. Collection of tax on jet fuel will continue to be suspended.

This event did not affect the continuity of business or the stability of management of the Group and will not significantly affect the sustainable and healthy development of the refining and chemicals and the marketing business of the Group, the future financial conditions and operating results of the Group.

4.5 Accelerating the Implementation of Policies on Upgrading the Quality of the Refined Oil

On May 5, 2015, seven governmental authorities, including the NDRC, the Ministry of Finance, the Ministry of Environmental Protection, the Ministry of Commerce, the State Administration for Industry and Commerce, the General Administration of Quality Supervision, Inspection and Quarantine and the National Energy Board, issued the Work Proposal on Accelerating the Upgrading of the Quality of the Refined Oil (Fa Gai Neng Yuan [2015] No. 974) ( , which prescribed that the scope of implementation of China V Standards for gasoline and diesel oil for automobiles shall be extended from the previously planned major cities in Beijing-Tianjin-Hebei, Yangtze River Delta and Pearl River Delta regions to 11 provinces and municipalities covering the entire eastern region (Beijing, Tianjin, Hebei, Liaoning, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Guangdong and Hainan). From January 1, 2016, gasoline for automobiles (including E10 ethanol-containing gasoline) and diesel oil for automobiles (including B5 biodiesel) conforming to the China V Standards shall be generally supplied to the eastern region. There will also be an early implementation of the supply of gasoline and diesel oil for automobiles that conform to China V Standards in China with one year ahead of the original scheduled date of January 1, 2018. Additional requirements will also imposed in connection with the upgrade of the ordinary diesel oil. From January 1, 2018, the sulphur content in the ordinary diesel oil supplied throughout China shall be same as that in the diesel oil for automobiles that conforms to China V Standard (hereinafter referred to as “China V Standard Ordinary Diesel Oil”) and non-China V Standard Ordinary Diesel Oil shall no longer be supplied in China.

This event did not affect the continuity of business or the stability of management of the Group and will not significantly affect the sustainable and healthy development of the refining and chemicals and the marketing business of the Group, the future financial conditions and operating results of the Group.

4.6 Events after the Balance Sheet Date

Pursuant to the Notice on Issues Concerning Further Improving the Refined Oil Price for the Establishment of the Refined Oil Price Mechanism ( ) (Fa Gai Jia Ge [2016] No. 64), it is prescribed that commencing from January 13, 2016, a price floor of US$40 per barrel shall be set for the downward adjustment of the refined oil price and a reserve shall also be created for risks associated with the adjustment and control of oil prices. Accordingly, when the international crude oil price drops to US$40 per barrel or below, i.e. the adjustment price floor, the refined oil price in China shall no longer be adjusted downwards and all unadjusted amount shall be allocated to the reserve abovementioned for use for the purpose of energy saving or reduction of emission, improving the oil quality and securing a safe supply of refined oil. When the international crude oil price surges to US$130 per barrel or above, appropriate financial and taxation policies shall be adopted to ensure the production and supply of refined oil but the refined oil price in China shall remain unadjusted or shall be slightly adjusted upwards in principle. There shall also be a liberalization of the ex-factory price of the LPG.

4.7 Progress of Litigation

Regarding the disclosed class action proceedings brought by individual overseas shareholders before the United States Federal District Court for the Southern District of New York against the Company and certain individuals based on the fact that certain former directors and former senior management were subject to investigation conducted by the relevant PRC authorities, the notice in respect of such action was served to the Company. Details are further described in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the website of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times dated September 6, 2013 and November 26, 2013, and on the website of the Hong Kong Stock Exchange. On April 4, 2014, the United States Federal District Court for the Southern District of New York entered an order consolidating the related actions and appointing the lead plaintiff and the chief counsel.

On June 6, 2014, the lead plaintiff filed an Amended Class Action Complaint (the “Amended Complaint”), whereby the individual defendants were changed to three former directors and former senior management members including Jiang Jiemin, Ran Xinquan and Li Hualin. The Amended Complaint alleges substantially the same securities law violations as were alleged in the complaints in the original related actions. The Company defend against such action actively according to the local judicial proceedings. (Details please refer to the 2014 interim report, 2014 annual report and 2015 interim report disclosed by the Company). On August 3, 2015, the District Court issued an Opinion and Order, granting the Company’s motion to dismiss, and directing termination of the motion and the closing of the case. On August 10, 2015, pursuant to the U.S. federal court procedure rules, plaintiffs filed notice of appeal to the United States Court of Appeals for the Second Circuit from the judgment entered by the District Court (the “Second Circuit”). On October 15, 2015, the plaintiff filed its Appeal Brief with the Second Circuit. On November 19, 2015, the Company filed its Opposition Brief in response to the Appeal Brief. On December 3, 2015, the plaintiffs filed a Reply Memorandum of Law with the Second Circuit. An oral examination session was conducted at the Second Circuit on March 16, 2016. On March 21, 2016, the Panel of the Court of Appeals for the Second Circuit issued a Summary Order and Judgment “affirming the judgment of the district court”, thus supporting the dismissal by the district court of the plaintiff’s complaint. The plaintiff has right within 90 days from the date of the said court order to request for certiorari by the Supreme Court of the United States with regard to the decision by the Second Circuit.

During the current reporting period, the normal course of business of the Company has not been affected. The Company will try its best to defend against such action so as to protect its lawful interests.

5	Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

☐  Applicable             ✓  Not applicable

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐  Applicable             ✓  Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

✓  Applicable             ☐  Not applicable

In order to establish a centralized platform for management, operation, investment and financing of pipeline assets and save operational costs, the Company through PetroChina Pipelines (a directly wholly owned subsidiary of the Company) integrated the pipeline companies affiliated pipelines in the Company.

Before the integration, the Company directly held 50% of the equity interests of United Pipelines, which was a joint venture of the Company. After the integration, PetroChina Pipelines acquired 100% of the equity interests of United Pipelines on December 31, 2015. This acquisition was a business combination not under common control. The difference between the cost of acquisition of RMB121,036 million (including cash of RMB17,856 million and equity interests of PetroChina Pipelines of RMB103,180 million) and the fair value of the identifiable net assets of the acquiree at the acquisition date RMB83,042 million (including the fair value of fixed asset RMB60,260 million) amounted to RMB37,994 million was recognised as goodwill.

As of December 31, 2015, the net assets of United Pipelines were RMB83,042 million. During the year ended December 31, 2015, operating income and net profit of United Pipelines were RMB16,334 million and RMB7,744 million, respectively.

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐  Applicable             ✓  Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Financial statements prepared in accordance with IFRS

(1) Consolidated Statement of Comprehensive Income

		2015	2014
	Notes	RMB million	RMB million
REVENUE	(i)	1,725,428	2,282,962

OPERATING EXPENSES
Purchases, services and other		(1,056,795)	(1,486,225)
Employee compensation costs		(118,082)	(120,822)
Exploration expenses, including exploratory dry holes		(18,380)	(22,064)
Depreciation, depletion and amortisation		(202,875)	(177,463)
Selling, general and administrative expenses		(71,270)	(73,413)
Taxes other than income taxes		(205,884)	(237,997)
Other income, net		27,110	4,855

TOTAL OPERATING EXPENSES		(1,646,176)	(2,113,129)

PROFIT FROM OPERATIONS		79,252	169,833

FINANCE COSTS
Exchange gain		9,536	5,020
Exchange loss		(10,168)	(7,333)
Interest income		2,019	1,596
Interest expense		(24,328)	(23,319)

TOTAL NET FINANCE COSTS		(22,941)	(24,036)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		1,504	10,962

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	57,815	156,759
INCOME TAX EXPENSE	(iii)	(15,726)	(37,731)

PROFIT FOR THE YEAR		42,089	119,028

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS
Currency translation differences		(20,965)	(7,557)
Fair value gain from available-for-sale financial assets, net of tax		596	91
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		130	159

OTHER COMPREHENSIVE LOSS, NET OF TAX		(20,239)	(7,307)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		21,850	111,721

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		35,517	107,172
Non-controlling interests		6,572	11,856

		42,089	119,028

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		18,965	101,279
Non-controlling interests		2,885	10,442

		21,850	111,721

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.19	0.59

(2) Consolidated Statement of Financial Position

	Notes		2015	2014
			RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment			1,784,905	1,747,691
Investments in associates and joint ventures			70,976	116,947
Available-for-sale financial assets			2,869	2,170
Advance operating lease payments			70,551	66,341
Intangible and other non-current assets			98,272	62,962
Deferred tax assets			16,927	14,995
Time deposits with maturities over one year			—	3,059

TOTAL NON-CURRENT ASSETS			2,044,500	2,014,165

CURRENT ASSETS
Inventories			126,877	165,977
Accounts receivable	(vi	)	52,262	53,104
Prepaid expenses and other current assets			88,280	83,379
Notes receivable			8,233	12,827
Time deposits with maturities over three months but within one year			919	2,243
Cash and cash equivalents			72,773	73,778

TOTAL CURRENT ASSETS			349,344	391,308

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii	)	331,040	364,060
Income taxes payable			7,879	6,917
Other taxes payable			26,262	39,724
Short-term borrowings			106,226	169,128

TOTAL CURRENT LIABILITIES			471,407	579,829

NET CURRENT LIABILITIES			(122,063)	(188,521)

TOTAL ASSETS LESS CURRENT LIABILITIES			1,922,437	1,825,644

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY :
Share capital			183,021	183,021
Retained earnings			711,755	707,303
Reserves			284,940	285,570

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY			1,179,716	1,175,894
NON-CONTROLLING INTERESTS			164,318	141,887

TOTAL EQUITY			1,344,034	1,317,781

NON-CURRENT LIABILITIES
Long-term borrowings			434,475	370,301
Asset retirement obligations			117,996	109,154
Deferred tax liabilities			13,120	15,900
Other long-term obligations			12,812	12,508

TOTAL NON-CURRENT LIABILITIES			578,403	507,863

TOTAL EQUITY AND NON-CURRENT LIABILITIES			1,922,437	1,825,644

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	2015	2014
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from available-for-sale financial assets	288	275
Reversal of provision for impairment of receivables	99	56
Reversal of write down in inventories	59	74
Remeasurement to fair value of pre-existing interest in acquiree (i)	22,807	—
Charged
Amortisation of intangible and other assets	4,141	4,531
Auditors’ remuneration (ii)	53	53
Cost of inventories recognised as expense	1,282,039	1,713,290
Provision for impairment of receivables	173	86
Loss on disposal of property, plant and equipment	4,661	3,721
Operating lease expenses	16,786	12,582
Research and development expenses	11,856	13,088
Write down in inventories	3,394	1,924

Note: (i)	After the Company through PetroChina Pipeline Co., Ltd.(a wholly owned subsidiary of the Group) acquired PetroChina United Pipeline Co., Ltd (a former joint venture of the Group), the Company remeasured the fair value of its pre-existing interest in PetroChina United Pipelines Co., Ltd. at the acquisition date, and recognized the difference between the fair value and carrying value of such interest as “Other Income” in the consolidated statement of comprehensive income.
(ii)	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB36 million payable to the Company’s current auditor and its network firms, which primarily relates to audit fees paid by subsidiaries and other audit related services (2014: RMB 34 million).

(iii) Income Tax Expense

	2015	2014
	RMB million	RMB million
Current taxes	18,998	41,007
Deferred taxes	(3,272)	(3,276)

	15,726	37,731

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2015	2014
	RMB million	RMB million
Profit before income tax expense	57,815	156,759

Tax calculated at a tax rate of 25%	14,454	39,190
Tax return true-up	2,008	1,900
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	910	2,302
Effect of preferential tax rate	(5,436)	(6,948)
Tax effect of income not subject to tax	(2,875)	(4,953)
Tax effect of expenses not deductible for tax purposes	6,665	6,240

Income tax expense	15,726	37,731

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the year ended December 31,2015 and 2014 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

(v) Dividends

	2015	2014
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2015 (a)	11,433	—
Proposed final dividends attributable to owners of the Company for 2015 (b)	4,550	—
Interim dividends attributable to owners of the Company for 2014 (c)	—	30,656
Final dividends attributable to owners of the Company for 2014 (d)	—	17,572

	15,983	48,228

(a)	Interim dividends attributable to owners of the Company in respect of 2015 of RMB0.06247 yuan per share amounting to a total of RMB11.433 billion were paid on September 18, 2015 (A shares) and October27, 2015 (H shares).
(b)	At the 1st meeting of the Board in 2016, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2015 of RMB0.02486 yuan per share amounting to a total of RMB4.550 billion. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ending December 31, 2016 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2014 of RMB0.16750 yuan per share amounting to a total of RMB30.656 billion were paid on September 19, 2014 (A shares) and on September 29, 2014 (H shares).
(d)	Final dividends attributable to owners of the Company in respect of 2014 of RMB0.09601 yuan per share amounting to a total of RMB17.572 billion were paid on July 9, 2015 (A shares) and on August 13, 2015 (H shares).
(e)	Final dividends attributable to owners of the Company in respect of 2013 of RMB0.15755 yuan per share amounting to a total of RMB28.835 billion were paid on July 17, 2014.

(vi) Accounts Receivable

	December 31, 2015	December 31, 2014
	RMB million	RMB million
Accounts receivable	52,785	53,620
Less: Provision for impairment of receivables	(523)	(516)

	52,262	53,104

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier) at December 31, 2015 and 2014 is as follows:

	December 31, 2015	December 31, 2014
	RMB million	RMB million
Within 1 year	49,493	51,878
Between 1 and 2 years	2,231	862
Between 2 and 3 years	239	282
Over 3 years	299	82

	52,262	53,104

(vii) Accounts Payable and Accrued Liabilities

	December 31, 2015	December 31, 2014
	RMB million	RMB million
Trade payables	69,496	84,929
Advances from customers	50,930	54,007
Salaries and welfare payable	5,900	5,903
Accrued expenses	104	164
Dividends payable by subsidiaries to non-controlling shareholders	475	274
Interest payable	2,995	2,621
Construction fee and equipment cost payables	133,389	155,324
Loans borrowed from related parties	11,055	15,665
Other	56,696	45,173

	331,040	364,060

Other consists primarily of customer deposits.

The aging analysis of trade payables at December 31, 2015 and 2014 is as follows:

	December 31, 2015	December 31, 2014
	RMB million	RMB million
Within 1 year	64,830	79,903
Between 1 and 2 years	1,987	2,898
Between 2 and 3 years	1,106	1,059
Over 3 years	1,573	1,069

	69,496	84,929

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the year ended December 31, 2015 and 2014 are as follows:

Year Ended December 31, 2015	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	475,412	642,428	1,383,426	281,778	2,507	2,785,551
Less: intersegment sales	(384,423)	(502,007)	(146,719)	(26,259)	(715)	(1,060,123)

Revenue from external customers	90,989	140,421	1,236,707	255,519	1,792	1,725,428

Depreciation, depletion and amortisation	(148,958)	(24,400)	(12,974)	(14,489)	(2,054)	(202,875)
Profit/(loss) from operations	33,961	4,883	(500)	51,231	(10,323)	79,252

Year Ended December 31, 2014	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	777,574	846,082	1,938,501	284,262	3,027	3,849,446
Less: intersegment sales	(629,186)	(668,002)	(244,226)	(24,398)	(672)	(1,566,484)

Revenue from external customers	148,388	178,080	1,694,275	259,864	2,355	2,282,962

Depreciation, depletion and amortisation	(129,221)	(21,533)	(11,709)	(12,804)	(2,196)	(177,463)
Profit/(loss) from operations	186,897	(23,560)	5,421	13,126	(12,051)	169,833

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit : RMB million
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	73,692	76,021	12,970	38,507
Notes receivable	8,233	12,827	6,745	9,743
Accounts receivable	52,262	53,104	7,362	6,405
Advances to suppliers	19,313	22,959	2,986	4,979
Other receivables	14,713	17,094	124,601	98,644
Inventories	126,877	165,977	91,912	124,046
Other current assets	54,254	43,326	42,268	30,244

Total current assets	349,344	391,308	288,844	312,568

Non-current assets
Available-for-sale financial assets	2,832	2,133	1,528	1,449
Long-term equity investments	70,999	116,570	379,914	365,681
Fixed assets	681,561	621,264	356,658	365,366
Oil and gas properties	870,350	880,482	596,163	586,889
Construction in progress	225,566	240,340	116,889	123,608
Construction materials	6,917	5,200	2,843	3,070
Intangible assets	71,049	67,489	53,336	52,186
Goodwill	45,589	7,233	—	—
Long-term prepaid expenses	27,534	28,727	21,411	23,131
Deferred tax assets	16,927	14,995	13,490	10,331
Other non-current assets	25,426	29,635	12,312	14,286

Total non-current assets	2,044,750	2,014,068	1,554,544	1,545,997

TOTAL ASSETS	2,394,094	2,405,376	1,843,388	1,858,565

	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
LIABILITIES AND SHAREHOLDERS’ EQUITY	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	70,059	115,333	111,045	107,541
Notes payable	7,066	5,769	6,610	5,348
Accounts payable	202,885	240,253	122,318	142,903
Advances from customers	50,930	54,007	36,367	38,306
Employee compensation payable	5,900	5,903	3,812	3,980
Taxes payable	34,141	46,641	22,517	31,036
Other payables	59,933	54,476	22,400	24,532
Current portion of non-current liabilities	36,167	53,795	13,049	40,048
Other current liabilities	4,326	3,652	2,550	2,406

Total current liabilities	471,407	579,829	340,668	396,100

Non-current liabilities
Long-term borrowings	329,461	298,803	222,199	212,830
Debentures payable	105,014	71,498	98,630	71,000
Provisions	117,996	109,154	83,094	72,999
Deferred tax liabilities	13,116	15,824	—	—
Other non-current liabilities	12,812	12,508	5,979	5,230

Total non-current liabilities	578,399	507,787	409,902	362,059

Total liabilities	1,049,806	1,087,616	750,570	758,159

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	128,008	115,492	127,834	127,830
Special reserve	11,648	10,345	7,350	7,027
Other comprehensive income	(36,277)	(19,725)	528	460
Surplus reserves	186,840	184,737	175,748	173,645
Undistributed profits	706,728	702,140	598,337	608,423

Equity attributable to equity holders of the Company	1,179,968	1,176,010	1,092,818	1,100,406

Non-controlling interests	164,320	141,750	—	—

Total shareholders’ equity	1,344,288	1,317,760	1,092,818	1,100,406

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,394,094	2,405,376	1,843,388	1,858,565

(2) Consolidated and Company Income Statements

Unit : RMB million
Items	2015	2014	2015	2014
	The Group	The Group	The Company	The Company
Operating income	1,725,428	2,282,962	1,085,254	1,409,862
Less: Cost of sales	(1,300,419)	(1,735,354)	(787,730)	(1,073,099)
Taxes and levies on operations	(200,255)	(227,774)	(176,086)	(173,590)
Selling expenses	(62,961)	(63,207)	(43,432)	(46,984)
General and administrative expenses	(79,659)	(84,595)	(55,399)	(60,674)
Finance expenses	(23,826)	(24,877)	(20,628)	(21,694)
Asset impairment losses	(28,505)	(5,575)	(17,703)	(2,361)
Add: Investment income	26,627	12,297	30,280	60,061

Operating profit	56,430	153,877	14,556	91,521

Add: Non-operating income	12,956	13,274	12,970	20,820
Less: Non-operating expenses	(11,220)	(10,383)	(9,156)	(8,370)

Profit before taxation	58,166	156,768	18,370	103,971

Less: Taxation	(15,802)	(37,734)	2,659	(7,107)

Net profit	42,364	119,034	21,029	96,864

Attributable to:
Equity holders of the Company	35,653	107,173	21,029	96,864
Non-controlling interests	6,711	11,861	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.19	0.59	0.11	0.53
Diluted earnings per share (RMB Yuan)	0.19	0.59	0.11	0.53

Other comprehensive (loss) / income	(20,239)	(7,307)	68	509

Other comprehensive (loss)/income attributable to equity holders of the Company, net of tax	(16,552)	(5,893)	68	509

Other comprehensive (loss)/income would be reclassified to profit or loss Including:
Share of other comprehensive income of equity-accounted investee	130	159	144	369
Gains or losses arising from changes in fair value of available-for-sale financial assets	270	106	(76)	140
Translation differences arising on translation of foreign currency financial statements	(16,952)	(6,158)	—	—
Other comprehensive loss attributable to non-controlling interests of the Company, net of tax	(3,687)	(1,414)	—	—

Total comprehensive income	22,125	111,727	21,097	97,373

Attributable to:
Equity holders of the Company	19,101	101,280	21,097	97,373
Non-controlling interests	3,024	10,447	—	—

6	Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company, during the twelve months ended December 31, 2015.

7	Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”). Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code in the reporting period.

8	Compliance with the Corporate Governance Code

For the twelve months ended December 31, 2015, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

9	Audit Committee

The Audit Committee of the Company comprises Mr. Lin Boqiang, Mr. Liu Yuezhen and Mr. Zhang Biyi. The major responsibilities of the Audit Committee are to review and monitor the Group’s financial reporting procedures and internal control systems and to provide opinions to the Board. The Audit Committee of the Company has reviewed and confirmed the annual results for the twelve months ended December 31, 2015.

The figures set out in the results announcement of the Group for the year ended December 31, 2015 have been reviewed by the Company’s auditor to be consistent with the figures set out in the Group’s audited consolidated financial statements for the year ended December 31, 2015.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

March 23, 2016

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Wang Dongjin as the Vice Chairman and executive Director; Mr. Yu Baocai, Mr. Shen Diancheng and Mr. Liu Yuezhen as non-executive Directors; Mr. Liu Hongbin and Mr. Zhao Zhengzhang as executive Directors; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.